Age Reversal, Inc.
1226 Colony Plaza
Newport Beach, CA 92660
November 29, 2010
VIA EDGAR
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Age Reversal, Inc.
Registration Statement on Form N-2
Filed on June 22, 2010
File No. 333-167686
Ladies and Gentlemen:
Pursuant to Rule 477(a) under the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), please consider this correspondence as an application to the United States Securities and Exchange Commission (the “Commission”) granting the withdrawal by Age Reversal, Inc. (the “Registrant”) of the subject Registration Statement on Form N-2 filed by the Registrant on June 22, 2010 (File No. 333-167686). The Registrant is requesting withdrawal for various business and market reasons and, as such, the Registration Statement should not be made effective at this time.
The Registration Statement has not been declared effective and no securities have been sold pursuant to the Registration Statement.
The Registrant believes the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors. The Registrant respectfully requests that, in accordance with the provisions of Rule 477(a) under the Securities Act, the Commission grants the application for withdrawal.
The Registrant may undertake a subsequent private offering in reliance on Rule 155(c).
The Registrant further requests that all fees paid to the Commission with the filing of the Registration Statement be credited for future use in accordance with Rule 457(p) of the Securities Act.
If you have any questions or comments regarding the foregoing application for withdrawal, please contact the undersigned at (949) 706-2468.

Very truly yours,
/s/ David A. Kekich
David A. Kekich
President and Chairman of the Board